   As filed with the Securities and Exchange Commission on September 2, 1999


                                                      Registration No. 333-84009

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              CAPITOL BANCORP LTD.
                      (NAME OF REGISTRANT IN ITS CHARTER)
                           -------------------------

                   MICHIGAN                                        38-2761672
        (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                     200 WASHINGTON SQUARE NORTH, 4TH FLOOR
                            LANSING, MICHIGAN 48933
                                 (517) 487-6555
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JOSEPH D. REID
                     200 WASHINGTON SQUARE NORTH, 4TH FLOOR
                            LANSING, MICHIGAN 48933
                                 (517) 487-6555
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:

                  JOHN SHARP                                    DONALD L. JOHNSON
    STROBL CUNNINGHAM CARETTI & SHARP, P.C.         VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP
       300 E. LONG LAKE ROAD, SUITE 200                333 BRIDGE STREET, N.W., SUITE 1700
          BLOOMFIELD HILLS, MI 48304                         GRAND RAPIDS, MI 49504
                (248) 540-2300                                   (616) 336-6000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
          TITLE OF EACH                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
       CLASS OF SECURITIES             AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
        BEING REGISTERED              REGISTERED(1)         PER SHARE(2)           PRICE(2)       REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------------
Common Stock (no par value)......       1,955,000              $17.50            $34,212,500            $10,071
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


(1) Includes 255,000 shares which may be sold by the Company to cover over-allotments.


(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933.


(3) Filing fee previously paid.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 Subject to completion dated September 2, 1999


PROSPECTUS


                                1,700,000 SHARES


                              CAPITOL BANCORP LTD.
                                  COMMON STOCK
CAPITOL BANCORP LIMITED LOGO


     Capitol Bancorp Ltd. is offering 1,700,000 shares of common stock. Capitol's common stock is traded on the Nasdaq National Market under the symbol "CBCL." The last reported sale price for the common stock on August 31, 1999 was $13.125 per share.



     INVESTING IN COMMON STOCK INVOLVES RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10.


                            ------------------------


----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                          PER SHARE                      TOTAL
----------------------------------------------------------------------------------------------------------
Public offering price..........................               $                            $
----------------------------------------------------------------------------------------------------------
Underwriting discount..........................               $                            $
----------------------------------------------------------------------------------------------------------
Proceeds to Capitol Bancorp Ltd., before
  expenses.....................................               $                            $
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------



     Capitol has granted the underwriters a 30-day option to purchase up to 255,000 additional shares of its common stock on the same terms and conditions as above to cover over-allotments, if any.


--------------------------------------------------------------------------------


        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

     Capitol expects that the shares of common stock will be ready for delivery
in Chicago, Illinois on or about                , 1999.

                            ------------------------

KEEFE, BRUYETTE & WOODS, INC.
                 RAYMOND JAMES & ASSOCIATES, INC.
                                        U.S. BANCORP PIPER JAFFRAY
                            ------------------------


               The date of this prospectus is September   , 1999

                                      LOGO

MICHIGAN BANKS                                                       LOCATION
         1.  Capitol National Bank                                   Lansing
         2.  Portage Commerce Bank                                   Portage
         3.  Ann Arbor Commerce Bank                                 Ann Arbor
         4.  Oakland Commerce Bank                                   Farmington Hills
         5.  Paragon Bank & Trust                                    Holland
         6.  Grand Haven Bank                                        Grand Haven
         7.  Macomb Community Bank                                   Clinton Township
         8.  Brighton Commerce Bank                                  Brighton
         9.  Muskegon Commerce Bank                                  Muskegon
        10.  Kent Commerce Bank                                      Grand Rapids
        11.  Detroit Commerce Bank                                   Detroit
ARIZONA BANKS
        12.  Bank of Tucson                                          Tucson
        13.  Valley First Community Bank                             Scottsdale
        14.  Camelback Community Bank                                Phoenix
        15.  Southern Arizona Community Bank                         Tucson
        16.  Mesa Bank                                               Mesa
        17.  Sunrise Bank of Arizona                                 Phoenix
        18.  East Valley Community Bank                              Chandler
NEVADA BANKS
        19.  Desert Community Bank                                   Las Vegas
        20.  Red Rock Community Bank (in formation)                  Las Vegas
INDIANA BANK
        21.  Elkhart Community Bank (in formation)                   Elkhart



                            As of September 2, 1999

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Cautionary Statement Regarding Forward-Looking
  Information...............................................      3
Prospectus Summary..........................................      4
Selected Consolidated Financial Data........................      8
Risk Factors................................................     10
Recent Developments.........................................     15
Use of Proceeds.............................................     16
Capitalization..............................................     17
Dividends and Market For Common Stock.......................     18
Business....................................................     19
Management..................................................     27
Supervision and Regulation..................................     31
Description of Capital Stock................................     38
Underwriting................................................     41
Legal Matters...............................................     43
Experts.....................................................     43
Incorporation of Certain Documents By Reference.............     43
Where You Can Find More Information.........................     44


                           -------------------------

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

     -- the results of management's efforts to implement Capitol's business strategy including planned expansion into new markets in Arizona, Nevada, New Mexico, Indiana and elsewhere;

     -- adverse changes in the banks' loan portfolios and the resulting credit risk-related losses and expenses;

     -- adverse changes in the economy of the banks' market areas that could increase credit-related losses and expenses;

     -- adverse changes in real estate market conditions that could also negatively affect credit risk;

     -- the possibility of increased competition for financial services in Capitol's markets;

     -- fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations;

     -- changes in regulatory requirements of federal and state agencies applicable to bank holding companies and Capitol's present and future banking subsidiaries;

     -- year 2000 (Y2K) computer, embedded chip and related data processing issues; and

     -- other factors discussed in "Risk Factors."

     Capitol undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. To understand the offering fully, you should read the entire prospectus before making a decision to invest in Capitol's common stock.

     Unless stated otherwise, all share, per share and financial information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares of common stock from Capitol.

                           ABOUT CAPITOL BANCORP LTD.

     Capitol Bancorp Ltd. is a $1.1 billion multi-bank holding company headquartered in Lansing, Michigan. Capitol is engaged in the business of bank development and community banking. Organized as a Michigan corporation in 1985, Capitol became a bank holding company in May 1988 when it completed a share exchange with the shareholders of Capitol National Bank, a bank which was formed by the same group of organizers in 1982.

     Capitol believes it follows a unique approach to developing and managing community banks. It emphasizes local decision making at the bank level with significant community ownership and individual boards of directors for each bank, drawn from the community. Its customer focused approach to banking is founded on the operating philosophy of local leadership and decision-making authority in all aspects of making loans and providing deposit services.

     Capitol currently has eleven bank subsidiaries which span the most populous section of Michigan's lower peninsula, including its eastern and western shores. Of those eleven banks, nine were started as new banks and two were acquisitions from unaffiliated entities.

     Capitol has expanded into the southwestern portion of the United States through its 51%-owned subsidiary, Sun Community Bancorp Limited. Sun currently has seven banking subsidiaries, all of which are located in Arizona. Although viewed by regulators as a bank holding company, Capitol describes itself as a bank development company. Bank development includes managing Capitol's bank subsidiaries and the formation of new banks and bank holding companies.

                     CAPITOL'S COMMUNITY BANKING PHILOSOPHY


     Capitol's business is community banking with emphasis on the bank customer relationship. Capitol's banks are each small, generally single location facilities. Each bank has a president. The bank president's office is adjacent to the bank lobby and is readily accessible to customers. Each bank makes its own credit decisions. Each bank has its own board of directors, drawn mainly from leaders within the local business community. Each bank initially has local investors. Each bank is focused on the customer, offering the following:


     - the bank president serves customers,

     - the bank's decision-makers are on site, and

     - the bank makes house calls (courier service or other on-site delivery).

     Capitol's banks seek the profitable customer relationships which are often displaced through mergers, mass marketing and an impersonal approach to treating customers. Each of Capitol's banks is focused on commercial banking activities. They emphasize commercial loans, but offer a complete array of credit facilities to customers. The banks also offer a wide range of deposit products with emphasis on business checking and time accounts.

                          CAPITOL'S OPERATING STRATEGY

     Capitol is a uniquely structured affiliation of community banks. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development through a tiered structure.

     Capitol's operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

     Capitol's banks comprise a blend of seasoned, maturing and start-up banks. The following table lists each of the subsidiary banks, their formation dates, and assets as of June 30, 1999:


                                                                                                 TOTAL ASSETS
                                                                               YEAR FORMED            AT
               AFFILIATE                               LOCATION                OR ACQUIRED      JUNE 30, 1999
               ---------                               --------                -----------      -------------
                                                                                                (IN THOUSANDS)
Capitol National Bank...................    Lansing, Michigan                     1982            $  125,891
Ann Arbor Commerce Bank.................    Ann Arbor, Michigan                   1990               197,846
Portage Commerce Bank...................    Portage, Michigan                     1990               111,131
Oakland Commerce Bank...................    Farmington Hills, Michigan            1992                98,720
Paragon Bank & Trust....................    Holland, Michigan                     1994                82,929
Grand Haven Bank........................    Grand Haven, Michigan                 1995                71,781
Macomb Community Bank...................    Clinton Township, Michigan            1996                82,919
Brighton Commerce Bank..................    Brighton, Michigan                    1997                50,006
Muskegon Commerce Bank..................    Muskegon, Michigan                    1997                37,300
Detroit Commerce Bank...................    Detroit, Michigan                     1998                23,103
Kent Commerce Bank......................    Grand Rapids, Michigan                1998                35,880
Sun Community Bancorp Limited:..........    Phoenix, Arizona                      1997
  Bank of Tucson........................    Tucson, Arizona                       1996                76,731
  Valley First Community Bank...........    Scottsdale, Arizona                   1997                36,984
  Camelback Community Bank..............    Phoenix, Arizona                      1998                26,414
  Mesa Bank.............................    Mesa, Arizona                         1998                17,669
  Southern Arizona Community Bank.......    Tucson, Arizona                       1998                19,373
  Sunrise Bank of Arizona...............    Phoenix, Arizona                      1998                15,033
  East Valley Community Bank............    Chandler, Arizona                     1999                 4,406
  Nevada Community Bancorp Limited......    Las Vegas, Nevada                     1999                10,000
Indiana Community Bancorp Limited.......    Elkhart, Indiana                      1999                 5,027
Intercompany eliminations and other,
  net...................................                                                             (14,978)
                                                                                                  ----------
                                                                                 Total            $1,114,165
                                                                                                  ==========


                      CAPITOL'S BANK DEVELOPMENT STRATEGY

     Capitol's strategy is to establish an attractive community banking franchise through bank development. The foundation of Capitol's strategy is that small banks in large markets can thrive through their focus on serving the customer. This strategy is focused on identification of dynamic, typically populous communities where ongoing consolidation of the banking industry creates opportunities for formation of small, customer-focused banks. These banks will be focused on serving their customer in a comprehensive relationship and on a profitable basis, rather than achieving significant market share.

     As part of its bank development efforts, Capitol mentors its banks through the most crucial and early formative periods. This is done by recruiting management and directors from the local community and providing experience and guidance in the formation process. As a consequence of its strategy and the effects of industry consolidation, Capitol has succeeded in attracting community investors to its new banks and local directors who compliment management in achieving development of customer relationships.

     When forming a new bank, Capitol purchases a majority interest, but does not seek 100% ownership. Each new bank commences a community stock offering prior to opening. Typically, up to 49% of the bank's stock will be sold in the local community and involve more than 100 local investors. Capitol views this joint ownership to be a shared vision. It is a vision that the community has a need for a new bank, one that is focused on the customer. It is shared because of the joint investment of community investors and Capitol. Capitol views the concept of shared vision to also encompass other relationships, particularly with bank customers and employees.


                              CAPITOL'S MANAGEMENT

     Capitol's management team and bank presidents have significant banking experience.

     Capitol's Chairman, President and Chief Executive Officer, Joseph D. Reid, has more than 15 years of experience in starting new banks and managing bank development. Thus far, he has started 18 community banks and three bank development companies.

     Sun recently hired John S. Lewis as its president to oversee the growth of Sun's banks and Sun's back-room and administrative support services to its bank subsidiaries. He has over 22 years of bank management experience in the Southwestern United States.

                        CAPITOL'S RELATIONSHIP WITH SUN

     Capitol owns 51% of Sun's common stock. Sun operates autonomously from Capitol. Sun recently completed an initial public offering and its common stock is traded under the symbol "SCBL" on the Nasdaq National Market.

     Capitol's Chairman, President and Chief Executive Officer, Joseph D. Reid, is also Chairman and Chief Executive Officer of Sun. In addition to Mr. Reid, two other executive officers of Capitol are also executive officers of Sun. Lee
W. Hendrickson is Executive Vice President and Chief Financial Officer of Capitol and Sun. Cristin Reid English is Vice President and General Counsel of Capitol and Sun. Except for those three executive officers who have shared responsibility for Capitol and Sun, Capitol's and Sun's management are separate and have little overlap.

     Messrs. Reid and Hendrickson and Ms. English are compensated by Capitol and Sun by separate salaries from each company. These individuals allocate their time to Capitol and Sun depending upon current projects and other responsibilities. This allocation of time and effort varies from time to time depending on need. Mr. Hendrickson and Ms. English also allocate their time and effort under the direction of Mr. Reid. There are no contractual provisions directing how time will be allocated between Capitol and Sun.


                     CAPITOL'S ADDRESS AND TELEPHONE NUMBER


     Capitol's principal executive offices are located at One Business and Trade Center, 200 Washington Square North, Lansing, Michigan 48933. Capitol's telephone number is (517) 487-6555.

                                  THE OFFERING

Common stock offered by
Capitol.......................   1,700,000 shares(1)


Common stock to be outstanding
after
   the offering...............   8,044,886 shares(1)(2)


Use of Proceeds...............   Capitol intends to use substantially all of the
                                 net proceeds to retire existing debt under its credit facilities with an unaffiliated bank.
                                 Any remaining net proceeds will be used to fund future growth or for other corporate purposes.

Nasdaq National Market
Symbol........................   "CBCL"
-------------------------

(1) Capitol has granted the underwriters a 30-day option to purchase up to an additional 255,000 shares of common stock. See "Underwriting."



(2) Does not include 617,714 shares of common stock issuable upon exercise of stock options. Also does not include 300,000 additional stock options issuable pursuant to Capitol's stock option program upon completion of this offering (assuming the underwriters exercise their option to purchase 255,000 additional shares of common stock). See "Management--Stock Option Program."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus. The unaudited consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol's Quarterly Report on Form 10-Q for the period ended June 30, 1999, which is incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference." Interim results for the six months ended June 30, 1999 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 1999. BECAUSE OF THE NUMBER OF BANKS ADDED IN 1997 AND 1998, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING HISTORICAL PERFORMANCE AND PREDICTING CAPITOL'S FUTURE OPERATING RESULTS.

     Results of operations data and selected balance sheet data as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 were derived from audited consolidated financial statements which are not presented in this prospectus. Capitol's audited consolidated financial statements as of and for the years ended December 31, 1998 and 1997 and related statements of operations for the years ended December 31, 1998, 1997 and 1996 are incorporated by reference in this prospectus. The selected data provided below as of and for the six months ended June 30, 1999 and 1998 have been derived from Capitol's unaudited consolidated financial statements which have also been incorporated by reference in this prospectus.

     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the banks' assets are included in Capitol's consolidated balance sheet, regardless of whether Capitol owns 51% or 100%. Capitol's net income, however, will only include its subsidiaries' net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.

                                   AS OF AND FOR THE
                                   SIX MONTHS ENDED
                                        JUNE 30                            AS OF AND FOR THE
                                      (UNAUDITED)                       YEARS ENDED DECEMBER 31
                                 ---------------------   ------------------------------------------------------
                                    1999        1998        1998        1997       1996       1995       1994
                                    ----        ----        ----        ----       ----       ----       ----
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RESULTS OF OPERATIONS
  DATA:
  Interest income..............  $   42,409   $ 31,772   $   69,668   $ 49,549   $ 36,479   $ 29,914   $ 21,480
  Interest expense.............      21,451     16,637       36,670     24,852     17,800     15,079      9,397
  Net interest income..........      20,958     15,135       32,998     24,697     18,679     14,835     12,083
  Provision for loan losses....       1,710      1,658        3,523      2,049      1,196        839        473
  Net interest income after
    provision for loan
    losses.....................      19,248     13,477       29,475     22,648     17,483     13,996     11,610
  Noninterest income...........       2,163      1,590        3,558      2,157      1,705      1,272      2,189
  Noninterest expense..........      16,874     11,857       25,821     16,360     12,307     10,460     10,563
  Income before income tax
    expense....................       4,537      3,210        7,212      8,445      6,881      4,808      3,236
  Income tax expense...........       1,695      1,193        2,584      2,888      2,245      1,735      1,160
  Income before cumulative
    effect of change in
    accounting principle.......       2,842      2,017        4,628      5,557      4,636      3,073      2,076
  Cumulative effect of change
    in accounting
    principle(1)...............         197
  Net income...................       2,645      2,017        4,628      5,557      4,636      3,073      2,076

                                   AS OF AND FOR THE
                                   SIX MONTHS ENDED
                                        JUNE 30                            AS OF AND FOR THE
                                      (UNAUDITED)                       YEARS ENDED DECEMBER 31
                                 ---------------------   ------------------------------------------------------
                                    1999        1998        1998        1997       1996       1995       1994
                                    ----        ----        ----        ----       ----       ----       ----
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Earnings per common share:
    Before cumulative effect of
      accounting change:.......
         Basic.................  $     0.45   $   0.32   $     0.74   $   0.91   $   0.85   $   0.63   $   0.52
         Diluted...............        0.44       0.31         0.72       0.88       0.82       0.62       0.52
    After cumulative effect of
      accounting change:
         Basic.................        0.42       0.32         0.74       0.91       0.85       0.63       0.52
         Diluted...............        0.41       0.31         0.72       0.88       0.82       0.62       0.52
  Cash dividends declared......        0.18       0.17         0.33       0.30       0.25       0.19       0.19
  Book value per share.........        7.90       7.45         7.77       7.22       7.43       7.58       6.79
  Tangible book value per
    share......................        7.58       7.09         7.35       6.87       6.99       6.95       5.60
  Dividend payout ratio........       43.18%     51.71%       43.63%     32.95%     29.05%     30.37%     37.15%
  Weighted average number of
    common shares
    outstanding................       6,345      6,254        6,284      6,130      5,477      4,841      4,000
SELECTED BALANCE SHEET DATA:
  Total assets.................  $1,114,165   $846,477   $1,024,444   $690,556   $492,263   $384,070   $316,312
  Investment securities........      71,712     66,734       86,464     64,470     48,725     36,329     33,802
  Portfolio loans..............     863,579    606,623      724,280    502,755    357,623    283,471    241,583
  Allowance for loan losses....     (10,417)    (7,373)      (8,817)    (6,229)    (4,578)    (3,687)    (3,220)
  Deposits.....................     969,809    748,526      890,890    604,407    436,166    340,287    279,650
  Debt obligations.............      25,200      3,000       23,600                 6,500      8,712      7,924
  Trust preferred securities...      24,273     24,237       24,255     24,126
  Stockholders' equity.........      50,143     46,775       49,292     45,032     40,159     30,865     25,714
PERFORMANCE RATIOS:(2)
  Return on average equity.....       10.69%      8.91%       10.19%     13.28%     12.01%     10.55%      9.45%
  Return on average assets.....        0.50%      0.52%        0.55%      0.96%      1.08%      0.87%      0.75%
  Net interest margin (fully
    taxable equivalent)........        4.22%      4.18%        4.15%      4.54%      4.62%      4.46%      4.71%
  Efficiency ratio(3)..........       75.62%     70.89%       70.63%     60.92%     60.38%     64.94%     74.01%
ASSET QUALITY:
  Non-performing loans(4)......  $    7,839   $  4,926   $    7,242   $  4,011   $  2,699   $  1,341   $  1,930
  Allowance for loan losses to
    non-performing loans.......      132.89%    149.68%      121.75%    155.30%    169.62%    274.94%    166.84%
  Allowance for loan losses to
    portfolio loans............        1.21%      1.22%        1.22%      1.24%      1.28%      1.30%      1.33%
  Non-performing loans to total
    portfolio loans............        0.91%      0.81%        1.00%      0.80%      0.75%      0.47%      0.80%
  Net loan losses to average
    portfolio loans............        0.01%      0.09%        0.15%      0.09%      0.10%      0.14%      0.13%
CAPITAL RATIOS:
  Average equity to average
    assets.....................        4.67%      5.87%        5.36%      7.22%      8.97%      8.24%      7.93%
  Tier 1 risk-based capital
    ratio......................       10.99%     13.30%       13.42%     14.26%     11.91%      9.80%      9.27%
  Total risk-based capital
    ratio......................       12.05%     15.00%       14.60%     16.61%     12.88%     10.91%     10.51%
  Leverage ratio...............        4.50%      5.53%        4.88%      6.65%      8.16%      7.16%      6.95%


-------------------------
(1) Accounting change relates to new accounting standard which requires write-off of previously capitalized start-up costs as of January 1, 1999.

(2) These ratios are annualized for the period indicated.


(3) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.


(4) Nonperforming loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

                                  RISK FACTORS

     The shares of common stock that are being offered are not savings accounts or deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     Investing in the common stock from this offering will provide you with an equity ownership interest in Capitol. As a Capitol shareholder, your investment may be impacted by risks inherent in its business. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of Capitol's common stock.

     This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to Capitol's future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," and similar expressions. Actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

NEWLY FORMED BANKS ARE LIKELY TO INCUR SIGNIFICANT OPERATING LOSSES.

     Five of Capitol's bank subsidiaries are less than one year old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. An accounting rule change effective January 1, 1999 requires immediate write-off, rather than capitalization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

CAPITOL MAY BE UNABLE TO EFFECTIVELY MANAGE ITS GROWTH.

     Capitol has rapidly and significantly expanded its operations and anticipates that further expansion will be required to realize its growth strategy. Capitol's rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for:

     - transaction processing;

     - operational and financial management; and

     - training, integrating and managing Capitol's growing employee base.

FAVORABLE ENVIRONMENT FOR FORMATION OF NEW BANKS COULD CHANGE ADVERSELY.

     Capitol's growth strategy includes the formation of additional new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol's common stock.

CAPITOL'S BANKS ARE SMALL, HAVE LIMITATIONS ON THE SIZE OF LOANS THEY CAN MAKE AND HAVE MINIMAL MARKET SHARE.

     Capitol endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol's banks severely constrain the size of loans that those banks can make. In addition, many of the banks' competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans.

     Capitol's banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol's banks. While it is the intention of Capitol's banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

CAPITOL IS DEPENDENT UPON THE CONTRIBUTIONS OF ITS KEY MANAGEMENT PERSONNEL.

     Capitol's future success depends, in large part, upon the continuing contributions of its key management personnel, including bank presidents and other senior officers. In particular, Capitol is dependent upon the continuing services of Joseph D. Reid, Capitol's Chairman, President and Chief Executive Officer. The loss of services of one or more key employees at Capitol or its subsidiaries could have a material adverse effect on Capitol. Capitol can provide no assurance that it will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future.

     Joseph D. Reid has an employment agreement which expires on December 31, 2001. The agreement automatically extends for one year unless Mr. Reid or Capitol gives written notice 45 days prior to December 31 of each year. Certain members of Capitol's and Sun's senior management also have employment agreements with Capitol and/or Sun.

IF CAPITOL CANNOT RECRUIT ADDITIONAL HIGHLY QUALIFIED PERSONNEL, CAPITOL'S BUSINESS MAY BE ADVERSELY IMPACTED.

     Capitol's strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol's business could suffer significantly.

CAPITOL AND ITS BANKS OPERATE IN AN ENVIRONMENT HIGHLY REGULATED BY STATE AND FEDERAL GOVERNMENT; CHANGES IN FEDERAL AND STATE BANKING LAWS AND REGULATIONS COULD HAVE A NEGATIVE IMPACT ON CAPITOL'S BUSINESS.

     As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Capitol's current bank affiliates are regulated primarily by the state banking regulators and the FDIC and, in the case of one national bank, the Office of the Comptroller of the Currency (OCC).

     Federal and the various state laws and regulations govern numerous aspects of the banks' operations, including;

     - adequate capital and financial condition,

     - permissible types and amounts of extensions of credit and investments,

     - permissible nonbanking activities, and

     - restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination.

     The banks' operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.

REGULATORY ACTION COULD SEVERELY LIMIT FUTURE EXPANSION PLANS.

     To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

     While Capitol's recent experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks.

THE BANKS' ALLOWANCES FOR LOAN LOSSES MAY PROVE INADEQUATE TO ABSORB ACTUAL FUTURE LOAN LOSSES.

     Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios of its banks. Management's estimates are used to determine the allowance that is considered adequate to absorb losses in the loan portfolios of Capitol's banks. Management's estimates are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual future losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Capitol's control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

     Because some of Capitol's banks were formed more recently, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans will need to be increased in future periods as the loan portfolios become more mature. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which will adversely impact net income or will increase operating losses.

     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on Capitol's operating results.

CAPITOL'S COMMERCIAL LOAN CONCENTRATION INCREASES THE RISK OF DEFAULTS BY BORROWERS.


     Capitol's banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol's strategy emphasizes lending to small businesses and other commercial enterprises. Many of the banks' commercial loans are secured by commercial real estate. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Substantial credit losses could result, which could cause you to lose your entire investment in the common stock.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT CAPITOL'S BUSINESS.

     Changes in Net Interest Income. Capitol's profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

     Changes in The Yield Curve. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Capitol's business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

CAPITOL'S INVESTMENT IN SUN IS ILLIQUID AND MAY REQUIRE ADDITIONAL INVESTMENT BY CAPITOL.

     Capitol currently owns 51% of Sun's common stock. Sun completed its initial public offering (IPO) in July 1999 and its common stock is listed on the Nasdaq National Market. Although a trading market for Sun's common stock may develop, Capitol's investment in Sun is likely to remain illiquid because:

     - Capitol has entered into an agreement with the underwriters of Sun's IPO which prohibits Capitol from selling any of its shares in Sun for a six month period after Sun's IPO;

     - Capitol is currently encouraged by the Federal Reserve Board to maintain an investment of not less than 51% of Sun's common stock; and

     - Market conditions may limit the ability for Capitol to sell any large blocks of Sun's common stock.

     In addition, Capitol might be required by regulatory agencies, such as the Federal Reserve Board, to increase its investment in Sun by investing additional capital to meet unexpected needs at Sun or at one or more of its subsidiaries.

EXISTING SUBSIDIARIES OF CAPITOL MAY NEED ADDITIONAL FUNDS TO AID IN THEIR GROWTH OR TO MEET OTHER ANTICIPATED NEEDS WHICH COULD REDUCE CAPITOL'S FUNDS AVAILABLE FOR NEW BANK DEVELOPMENT OR OTHER CORPORATE PURPOSES.

     Capitol's affiliated banks are generally capitalized at the minimum amount permitted by regulatory agencies. Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

POSSIBLE VOLATILITY OF STOCK PRICE.

     The market price of Capitol's common stock may fluctuate in response to numerous factors, including variations in the annual or quarterly financial results of Capitol, or its competitors, changes by financial research analysts in their estimates of the earnings of Capitol or its competitors or the failure of Capitol or its competitors to meet such estimates, conditions in the economy in general or the banking industry in particular, or unfavorable publicity affecting Capitol, its banks, or the industry. In addition, equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market price for many companies' securities and have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the prevailing market price of Capitol's common stock.

CAPITOL RELIES ON COMPUTER HARDWARE, SOFTWARE, AND INTERNET-BASED TECHNOLOGY THAT COULD HAVE YEAR 2000 PROBLEMS AND ADVERSELY AFFECT THE DELIVERY OF BANK SERVICES TO CUSTOMERS.

     Capitol relies extensively on computer hardware, software and related technology, together with data, in the operation of its business. This technology and data are used in creating and delivering bank products and services, and in Capitol's internal operations, for example, its billing and accounting. An enterprise-wide program has been initiated to evaluate the technology and data used in the creation and delivery of bank products and services and in Capitol's and Sun's internal operations. If Capitol or Sun fails to complete the implementation of its Year 2000 plan prior to the commencement of the Year 2000, or bank customers and suppliers fail to successfully remediate their own Year 2000 issues, it could materially adversely affect Capitol, Sun and their banks. The planned enterprise-wide program includes resolving any Year 2000 issues that are related to Capitol and its banks' systems, customers and suppliers. However, there can be no assurances that third parties will successfully remedy their own Year 2000 issues over which Capitol has no control.

                              RECENT DEVELOPMENTS

SUN'S INITIAL PUBLIC OFFERING

     On July 8, 1999, Sun completed an initial public offering of 1,650,000 shares of common stock, resulting in net proceeds of approximately $25 million. Of that offering, Capitol purchased 850,000 shares at the same price as offered to the public, $16.00 per share, for a total of $13.6 million.

     Capitol's ownership of Sun was 51% both before and remains at 51% after Sun's public offering transaction. Capitol and Sun are parties to an anti-dilution agreement whereby Capitol has the right to purchase additional shares of Sun, in the event of a stock offering by Sun, in order to maintain Capitol's ownership of at least 51% of Sun's common stock. Additionally, Capitol is currently encouraged by the Federal Reserve Board to maintain a controlling interest in Sun.

     Capitol's purchase of shares in Sun's initial public offering was funded by borrowings from Capitol's unaffiliated bank lender. The amounts borrowed were advanced under a short-term additional credit facility which Capitol negotiated in June 1999.

RECENT EXPANSION ACTIVITY

     On June 30, 1999, Sun opened its seventh bank subsidiary, East Valley Community Bank located in Chandler, Arizona.


     Nevada Community Bancorp Limited was formed as a majority-owned subsidiary of Sun in April 1999. Indiana Community Bancorp Limited was formed as a majority-owned subsidiary of Capitol in May 1999. On August 6, 1999 Desert Community Bank commenced operations in Las Vegas, Nevada as a majority-owned start up banking subsidiary of Nevada Community Bancorp Limited.


     Nevada Community Bancorp Limited completed a $10 million private placement stock offering in which Sun invested $5.1 million; Indiana Community Bancorp Limited also completed a private placement stock offering of $5 million, of which $2.6 million was invested by Capitol.


     Applications are currently pending for the formation of two new banks, one in Las Vegas, Nevada, as a subsidiary of Nevada Community Bancorp Limited, and one in Elkhart, Indiana, as a subsidiary of Indiana Community Bancorp Limited.



     Sunrise Bank of Arizona, a majority-owned subsidiary of Sun, opened a loan production office in Albuquerque, New Mexico in July, 1999. Sunrise Capital Corporation, a to-be-formed bank holding company, and Sunrise Bank of Arizona have entered into a share exchange agreement which is subject to approval by Sunrise Bank of Arizona's shareholders. Once approved by the shareholders of Sunrise Bank of Arizona, a one for one share exchange will make Sunrise Capital Corporation a majority-owned subsidiary of Sun, and Sunrise Bank of Arizona a wholly-owned subsidiary of Sunrise Capital Corporation. Shareholder approval is expected in mid-September.



     Sunrise Capital Corporation is simultaneously engaged in a private placement of its shares and expects to raise between $3 million and $4 million. The proceeds will be used for future bank expansion and general corporate purposes. Sun Community Bancorp intends to maintain its 51% ownership in Sunrise Capital Corporation by purchasing 51% of the proposed offering.


     Additional expansion through the development of new banks in the states of Indiana, Nevada, New Mexico, California and others, is currently under consideration by Capitol or its subsidiary bank development entities.


OTHER



     Capitol has entered into a share exchange agreement regarding Macomb Community Bank, a 51% owned subsidiary, whereby Capitol would issue approximately 230,000 shares of its common stock in exchange for the 49% of Macomb's common stock not already owned by Capitol. If consummated, Macomb would become a wholly-owned subsidiary of Capitol. The proposed share exchange is subject to approval by Macomb's minority shareholders at a special shareholder's meeting of Macomb scheduled to be held on September 28, 1999.

                                USE OF PROCEEDS


     The net proceeds to Capitol from the sale of the 1,700,000 shares of common stock in this offering are estimated to be approximately $20.7 million ($23.9 million if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and other fees and expenses. It is currently expected that substantially all of the net proceeds from the offering will be used by Capitol for repayment of indebtedness.



     Capitol's indebtedness prior to this offering was incurred at various dates in 1998 and 1999 pursuant to lines of credit with an unaffiliated bank. Borrowed funds were principally used for investment in Capitol's subsidiaries for expansion purposes. This indebtedness includes $13.6 million borrowed in early July 1999 by Capitol to fund its purchase of 850,000 shares of Sun's common stock from Sun's initial public offering of common stock. That $13.6 million was borrowed pursuant to a temporary additional line of credit of $15 million from the unaffiliated bank, negotiated in June 1999. Borrowings under the credit lines bear interest at a rate slightly less than prime (effectively 6.26% at June 30, 1999) with interest payable monthly. The credit facility is reviewed annually for continuance.



     Any remaining net proceeds will be used for investment in bank and bank holding company subsidiaries to fund the development and growth of new or existing banks, including expansion into new geographic markets, as part of Capitol's growth strategy.

                                 CAPITALIZATION

     The table presented below shows Capitol's actual total capitalization as of June 30, 1999, and as adjusted to reflect the issuance and sale of 1,700,000 shares of common stock Capitol is offering in this prospectus and the application of the estimated net proceeds as described in "Use of Proceeds."


                                                                               AS OF JUNE 30, 1999
                                                                  ----------------------------------------------
                                                                                          AS ADJUSTED FOR THE
                                                                                          OFFERING AND USE OF
                                                                     ACTUAL                   NET PROCEEDS
                                                                     ------               -------------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
DEBT OBLIGATIONS:
  Notes payable to unaffiliated bank(1).....................        $ 16,700                    $     --
  Other.....................................................           8,500                       8,500
                                                                    --------                    --------
       Total debt obligations...............................          25,200                       8,500
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE
  CORPORATION'S SUBORDINATED DEBENTURES.....................          24,272                      24,272
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES..............          35,875                      35,875
STOCKHOLDERS' EQUITY(2):
  Common stock, no par value; 25,000,000 shares
     authorized; issued, and outstanding:
     Actual--6,344,886 shares
     As adjusted--8,044,886 shares..........................          51,868                      72,592
  Retained earnings.........................................            (516)                       (516)
  Market value adjustment for available-for-sale
     securities.............................................            (484)                       (484)
  Less unallocated ESOP shares..............................            (725)                       (725)
                                                                    --------                    --------
       Total stockholders' equity...........................          50,143                      70,867
                                                                    --------                    --------
TOTAL CAPITALIZATION........................................        $135,490                    $139,514
                                                                    ========                    ========
  Book value per share of common stock......................        $   7.90                    $   8.80
                                                                    ========                    ========
CAPITAL RATIOS:
  Stockholders' equity to total assets......................            4.50%                       6.36%
  Total capital funds to total assets(3)....................            9.89%                      11.76%
  Leverage ratio............................................            4.50%                       6.36%
  Risk-based capital ratios:
     Tier 1 capital to risk-weighted assets.................           10.99%                      13.10%
     Tier 1 and Tier 2 capital to risk-weighted assets......           12.05%                      14.15%


-------------------------

(1) Since June 30, 1999 the Company has incurred additional debt of approximately $13.2 million.


(2) Does not include 617,714 shares of common stock issuable upon exercise of stock options. Also does not include 300,000 additional stock options issuable pursuant to Capitol's stock option program upon completion of this offering. See "Management--Stock Option Program."

(3) Total capital funds includes guaranteed preferred beneficial interests in the corporation's subordinated debentures, minority interest in consolidated subsidiaries and stockholders' equity.

                     DIVIDENDS AND MARKET FOR COMMON STOCK


     Capitol's common stock is listed on the Nasdaq National Market under the symbol "CBCL." The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market and cash dividends paid for the periods indicated. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions and have been restated, where appropriate, for Capitol's 6-for-5 stock split in December 1998. The last reported sale price of Capitol's common stock was $13.125 on August 31, 1999.



                                                                                        CASH
                                                                                      DIVIDENDS
                                                                 HIGH        LOW        PAID
                                                                 ----        ---      ---------
1997
------------------------------------------------------------
1st Quarter.................................................    $13.542    $12.083     $0.075
2nd Quarter.................................................     15.000     11.458      0.075
3rd Quarter.................................................     22.083     14.375      0.075
4th Quarter.................................................     27.500     20.104      0.075
1998
------------------------------------------------------------
1st Quarter.................................................     25.625     20.833      0.083
2nd Quarter.................................................     25.417     20.104      0.083
3rd Quarter.................................................     21.667     18.333      0.083
4th Quarter.................................................     22.500     16.250      0.083
1999
------------------------------------------------------------
1st Quarter.................................................     21.750     18.250      0.090
2nd Quarter.................................................     20.000     16.875      0.090
3rd Quarter (through August 31, 1999).......................     18.250     12.562         --



     As of August 31, 1999, the Company had a total of approximately 2,400 beneficial holders of Capitol's common stock based on information supplied by its stock transfer agent and other sources.


     Holders of common stock are entitled to receive dividends when, as and if declared by Capitol's Board of Directors out of funds legally available. Although Capitol has paid dividends on its common stock for the preceding five years, there is no assurance that dividends will be paid in the future. The declaration and payment of dividends on Capitol's common stock depends upon the earnings and financial condition of Capitol, liquidity and capital requirements, the general economic and regulatory climate, Capitol's ability to service debt obligations senior to the common stock and other factors deemed relevant by Capitol's Board of Directors. Regulatory authorities impose limitations on the ability of banks to pay dividends to Capitol and the ability of Capitol to pay dividends to its shareholders.

                                    BUSINESS

OVERVIEW

     Capitol Bancorp Ltd. is a $1.1 billion multi-bank holding company headquartered in Lansing, Michigan. Capitol is engaged in the business of bank development and community banking. Organized as a Michigan corporation in 1985, Capitol became a bank holding company in May 1988 when it completed a share exchange with the shareholders of Capitol National Bank, a bank which was formed by the same group of organizers in 1982. As a result of the share exchange, Capitol National Bank became Capitol Bancorp's first bank subsidiary, and is 100% owned by Capitol. Since that time, Capitol has expanded significantly principally through start-up state-chartered banks.

     Capitol believes it follows a unique approach to developing and managing community banks. It emphasizes local decision making at the bank level with significant community ownership and individual boards of directors for each bank, drawn from the community. Its customer focused approach to banking is founded on the operating philosophy of local leadership and decision-making authority in all aspects of making loans and providing deposit services.

     While customer related activities are performed at each bank, the so-called "back-office" services, such as operations, data processing, and administrative services, are centralized.

     As of June 30, 1999, Capitol controlled, directly and indirectly, 18 bank subsidiaries, which includes banks in Michigan and Arizona. In addition, applications are pending for formation of start-up banks in Indiana and Nevada. At June 30, 1999, Capitol had total assets of $1.1 billion, loans of $863.6 million, deposits of $969.8 million and stockholders' equity of $50.1 million. Capitol uses a unique strategy of bank ownership and development through a tiered structured shown below:

                                   FLOW CHART

CAPITOL'S BANKING PHILOSOPHY

     The focus of Capitol's banking philosophy is the bank customer. Management believes that the trend towards bank consolidation and branch closings, and the apparent decreased personal service creates significant opportunities for customer-focused banking.

     Each of Capitol's banks typically has only one location. They focus on meeting the banking needs of small businesses, professionals and other high net worth individuals seeking customer-tailored service. Capitol's banks are small compared to their competitors but operate in large markets.

     Emphasis on a high level of personal service requires each bank to be committed to maintaining the stability of its senior personnel. In contrast to large financial institutions, which frequently rotate or transfer management personnel, Capitol emphasizes stability and consistency of senior staff to enhance its capacity to deliver the highest level of personal service.

     Capitol's banks start small and stay relatively small from a management and staffing perspective in an effort to provide customers with prompt local decision making in all aspects of product delivery. By taking an active interest in their customers' business and personal financial needs, Capitol's banks are more likely to be successful in attracting individuals and small- to medium-sized businesses as customers.

CAPITOL'S OPERATING STRATEGY

Community-Based Banking Structure

     Capitol is a uniquely structured affiliation of community banks. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services. The banks are managed by an on-site president and management team under the direction of its own board of directors comprised of business leaders from that bank's community. Each bank's board of directors has full authority over each bank, unlike many competitors' use of "advisory" boards, which often lack authority.

     As of June 30, 1999, Capitol was comprised of eleven community banks in Michigan and two second-tier bank development companies, one in Indiana and one in Arizona. The Arizona-based bank development company, Sun, has seven community banks in Arizona and a subsidiary bank development company in Nevada.

     Capitol's banks comprise a blend of seasoned, maturing and start-up banks. The following table lists each of the subsidiary banks, their formation dates, ownership and assets as of June 30, 1999:


                                                                           PERCENTAGE
                                                                           OWNERSHIP
                                                                      --------------------
                                                           DATE       DIRECTLY    DIRECTLY
                                                         FORMED OR       BY          BY       TOTAL ASSETS AT
                                                         ACQUIRED     CAPITOL       SUN        JUNE 30, 1999
                                                         ---------    --------    --------    ---------------
                                                                                              (IN THOUSANDS)
Capitol National Bank................................      1982        100%                     $  125,891
Ann Arbor Commerce Bank..............................      1990        100%                        197,846
Portage Commerce Bank................................      1990        100%                        111,131
Oakland Commerce Bank................................      1992        100%                         98,720
Paragon Bank & Trust.................................      1994        100%                         82,929
Grand Haven Bank.....................................      1995        100%                         71,781
Macomb Community Bank................................      1996         51%                         82,919
Brighton Commerce Bank...............................      1997         59%                         50,006
Muskegon Commerce Bank...............................      1997         51%                         37,300
Detroit Commerce Bank................................      1998         93%                         23,103
Kent Commerce Bank...................................      1998         51%                         35,880
Sun Community Bancorp Limited:                             1997         51%
  Bank of Tucson.....................................      1996                    100%             76,731
  Valley First Community Bank........................      1997                     52%             36,984
  Camelback Community Bank...........................      1998                     55%             26,414
  Mesa Bank..........................................      1998                     53%             17,669
  Southern Arizona Community Bank....................      1998                     51%             19,373
  Sunrise Bank of Arizona............................      1998                     51%             15,033
  East Valley Community Bank.........................      1999                     86%              4,406
  Nevada Community Bancorp Limited...................      1999                     51%             10,000
Indiana Community Bancorp Limited....................      1999         51%                          5,027
Intercompany eliminations and other, net.............                                              (14,978)
                                                                                                ----------
       Consolidated..................................                                           $1,114,165
                                                                                                ==========


Centralized Administrative and Operational Support

     Capitol's operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These roles are provided by Capitol in Michigan and by Sun in the southwest.

     These administrative and operational support services do not require a direct interface with the bank customer, and therefore can be consolidated more efficiently without affecting the customer relationship. This also reinforces Capitol's belief that customer service and relationships should remain the primary focus of each subsidiary bank. Management believes Capitol is able to provide these services economically and efficiently and at a lower cost to each bank than if each bank had to contract for those services through external providers.

     The processing and support services provided by Capitol and Sun include, but are not limited to:

     - data processing;

     - processing of checks and deposits;

     - accounting;

     - internal and external financial reporting;

     - asset/liability management;

     - internal audit;

     - credit administration and loan review;

     - regulatory compliance assistance;

     - budgeting;

     - strategic planning;

     - legal support services;

     - human resources and employee benefits administration; and

     - other administrative support services.

     Capitol and Sun also actively monitor and mentor their banks by:

     - reviewing monthly financial statements of each bank, including comparisons to budget and other goals or performance targets;

     - actively participating in the development of detailed budgets for each bank;

     - periodic internal auditing of transactions, balances, lending activity and deposit gathering;

     - loan review procedures to monitor loan quality, origination procedures and identification of problem loans;

     - asset/liability management assistance to monitor and enhance net interest margins, overall profitability and balance sheet matters; and

     - implementing a comprehensive risk management program which includes a risk matrix and assesses trends in business and financial risk at each bank.

CAPITOL'S BANK DEVELOPMENT STRATEGY--CONCEPT OF SHARED VISION

     Although viewed by regulators as a bank holding company, Capitol describes itself as a bank development company. The concept of "bank development" differs from "bank holding" because it is more active, proactive and dynamic in its approach.

     Capitol views bank development as:

     - identifying opportunities for development;

     - recruiting management from the local community;

     - recruiting directors from the local community;

     - facilitating the regulatory process;

     - raising capital;

     - mentoring new banks through their early and formative periods; and

     - managing Capitol's investments.

     Under Capitol's approach, each new bank conducts a community offering prior to opening. Typically, up to 49% of the bank's stock is sold within the local community, involving more than 100 local investors. Capitol or a subsidiary controlled by Capitol purchases a majority interest of at least 51%.

     Capitol views this joint ownership structure to be a shared vision. It is shared because of the joint investment of community investors and Capitol. It is a vision that the community has a need for a new, customer-focused bank. Capitol's management believes its shared vision concept also applies to its relationship with other stakeholders including bank customers and employees.

     Management believes the strategy of involving community investors in newly formed banks has several advantages because it:

     - requires significantly less capital investment in new banks by Capitol at the outset;

     - effectively ties the local community to the bank by creating a participating interest; and

     - greatly reduces the effect of early period start-up losses in Capitol's net income.

     This shared investment affects Capitol's reporting because under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that 100% of each banks' assets are included in Capitol's consolidated balance sheet, regardless of the percentage owned by Capitol. Reported net income, however, will only include the subsidiaries' net income or net loss to the extent of Capitol's ownership percentage. When a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when the subsidiary banks generate income, Capitol will only reflect that income based on its ownership percentage.


     Recent industry statistics report that newly formed banks on average take between one and two years to reach break-even results. Capitol's banks seek to achieve profitability within their first year of operation and earn back their operating losses in advance of their 36th month of operation.


     Capitol emphasizes minimal capitalization of its banks, generally $5 million or less, in order to achieve the benefits of leverage earlier and, in Capitol's opinion, at a significantly lower cost than independently formed banks. Capitol's external costs of raising capital for its banks on a community offering basis have typically been less than $50,000 per bank. Some unaffiliated start-up banks are, in Capitol's opinion, excessively capitalized at $10 million or more, often through an initial public offering of their common stock. When capitalized at this level, the costs of raising capital can be $750,000 or more, and can often take an extended period of time to achieve appropriate leverage (i.e. adding sufficient loans and deposits to create a reasonable return on equity).

     Capitol's banks utilize their small size to emphasize customer-focused banking. Larger banks tend to emphasize their need for a targeted market share because they need to, in part due to their larger capitalization. On the other hand, Capitol's banks do not focus on market share as a key indicator of success; being a small bank in a big market can provide a superior rate of return on deployed capital and assets. Capitol is able to achieve consolidated asset growth through formation of new banks without forcing its existing banks to outgrow their niche focus.


     Plans for 1999 include the ongoing growth and development of Capitol's existing banks and the formation of additional new banks. As of August 31, 1999, applications were pending for two new banks, one in Indiana and one in Nevada. See "Recent Developments."


     Capitol's new bank development activity occurs on various levels. In Michigan, Capitol has direct ownership of its bank subsidiaries ranging from 51% to 100%, a 51% ownership in a new Indiana bank development company and a 51% ownership of Sun in Arizona. Sun's current banks are direct subsidiaries of it with ownership varying from 51% to 100%. Sun also owns 51% of a newly formed Nevada bank development company. In other southwestern states, Sun may form new banks through subsidiary bank holding companies which are majority owned by Sun.

     For example, in early 1999, Nevada Community Bancorp Limited was formed. A private placement of $10 million was completed in April 1999 with Sun purchasing $5.1 million or 51% of the common stock, retaining majority voting control in the Nevada company. The Nevada company will purchase a majority interest in a new community bank being formed in Las Vegas in August 1999 and may also purchase a majority interest in one or two additional banks in Nevada thereafter. Following its development strategy, Sun will provide support services to the Nevada bank development company and its future subsidiary banks. Capitol is employing a similar bank development strategy in Indiana through Indiana Community Bancorp Limited which is 51% owned by Capitol. Sun currently anticipates using a similar bank development strategy in other southwestern states such as California.

BANK PRODUCTS AND SERVICES

     Each of the banks offers a comprehensive range of banking products and services, tailored to meet the needs of the bank customers. The banks' primary customer emphasis is on small businesses, professionals and other high net worth individuals seeking personalized banking services. The banks emphasize commercial loans, consistent with the banks' focus on business customers. Capitol's banks emphasize commercial loans of $350,000 to $600,000 individually, and larger loans through loan participations with affiliated or nonaffiliated banks. The banks also offer residential and other consumer loans. One bank, Sunrise Bank of Arizona, emphasizes SBA lending (loans made through the Small Business Administration, an agency of the US government). Each of the banks offers a wide range of deposit products, with emphasis on business checking accounts and time deposits.

     Each bank defines its own particular market. No map lines are drawn to prohibit any of Capitol's or Sun's banks from pursuing customers in particular areas. Each bank develops its own marketing effort, tailored to the strengths of bank management, the bank's location and the bank's board of directors.

     The banks offer trust services through Paragon Bank & Trust in Michigan and Valley First Community Bank in Arizona. Certain mortgage loans are originated through Amera Mortgage Corporation, a 49% owned affiliate of Capitol, headquartered in Michigan, and Sun Community Mortgage Company, a wholly-owned subsidiary of Bank of Tucson, in addition to other residential mortgages originated directly by the banks for holding in their portfolio or for sale into the secondary market.

COMPETITION

     The markets of Capitol's banks are dynamic and highly competitive. The banks are generally small and are located in large markets. The market share of these banks, individually and collectively, is not significant. Capitol's banks are not expected to achieve significant market share; rather, they are expected to remain small.

     Banking services, in general, are becoming viewed as a commodity. This perception seems to result from an apparent retail banking strategy of larger, megabanks and other mass marketers of financial services. Capitol's banks do not have a mass marketing retail focus, they have a relationship focus. Capitol's banks seek the profitable customer relationships which are often displaced through mergers, mass marketing and an impersonal approach to handling the customer. Capitol believes that there is a large enough group of profitable customers seeking a banking relationship within Capitol's target markets to enable small customer-focused banks to thrive in the shadows of larger institutions.

     Competition for loans and deposits is intense in Capitol's markets. Larger banks and nonbank financial institutions are aggressive in their efforts to obtain banking business on the basis of price, delivery and service. While Capitol's banks frequently encounter competitive situations in both loans and deposits which are price driven, Capitol's banks emphasize personalized service and the ability to meet the customers' needs, rather than emphasizing price.

     Capitol believes its banks' competitive advantages are:

     - local decision making,

     - quick response time,

     - service, and

     - follow-through.

     The competitors of Capitol's banks vary from small to large to very large banks. In addition, there are a significant number of nonbank competitors, including commercial finance companies, credit unions, credit card issuers, loan 'stores' and numerous other companies and agencies which provide credit or deposits, investment accounts and the like. Most of the competitors are significantly larger than Capitol's banks, individually and collectively, and have resources much larger than Capitol or its banks.

     The small size of Capitol's banks limits the size of the loans each bank can make. All commercial banks have legal lending limits which are based primarily upon a bank's capital. Larger banks have significantly larger legal lending limits than small banks, such as Capitol's. While this can adversely impact the banks' ability to compete on loan transactions, the banks can make larger loans than their individual lending limit through having other banks, which can be affiliated or unaffiliated banks, participate in making the loan.

     Each of Capitol's banks generally operate from a single location. Competitors generally operate from multiple locations including branches and the Internet. The single locations of Capitol's banks are not perceived to be a limiting factor but are perceived to be a competitive advantage because:

     - the customer seeks a banking relationship,

     - the bank's decision-makers are on site, and

     - the bank makes house calls (courier service or other on-site delivery).

EMPLOYEES


     At June 30, 1999, Capitol and its banks employed a total of 391 full time equivalent employees. None of the work force is unionized. Management believes that its relationships with employees is good.


PROPERTIES

     Substantially all of the bank facility locations are leased. Each of the banks operate from a single location, except Capitol National Bank (which has one branch located in Okemos, Michigan).

     Ann Arbor Commerce Bank, in 1998, and Portage Commerce Bank, in 1997, relocated their main offices to substantially larger leased facilities (approximately 18,000 and 10,000 square feet, respectively) in response to asset growth and to better serve customers.

     Most of the other bank subsidiaries' facilities are generally small (i.e., less than 10,000 square feet), first floor offices with convenient access to parking.

     Some of the banks have drive-up customer service. The banks are typically located in or near high traffic centers of commerce in their respective communities. Customer service is enhanced through utilization of ATMs to process some customer-initiated transactions and some of the banks also make available a courier service to pick up transactions at customers' locations.

     The principal offices of Capitol are located within the same building as Capitol National Bank in Lansing, Michigan. Those headquarters include administrative, operations, accounting, and executive staff and Capitol's data center. Sun occupies executive office space adjacent to Camelback Community Bank in Phoenix, Arizona. Certain of the office locations are leased from related parties and are believed to be on terms comparable with terms with unrelated parties. Bank lease agreements typically have a lease term of 10 years plus renewal options. Capitol believes that its facilities are adequate for its operations, as now conducted.

RELATIONSHIP WITH SUN

     Sun is 51% owned by Capitol. Sun completed an initial public offering in early July 1999 and its common stock is publicly traded. Sun is included in Capitol's financial statements as a consolidated subsidiary, it is also a separate reporting company to its shareholders, regulatory agencies and others. Capitol has entered into an anti-dilution agreement with Sun which requires Sun to afford to Capitol the opportunity to maintain Capitol's ownership percentage of Sun at 51%. Pursuant to Capitol's By-Laws, Joseph D. Reid, as President of Capitol, has authority to vote Sun's shares held by Capitol.

     Sun and Capitol, and their bank subsidiaries, share a number of common directors and executive officers. Sun's Chairman and Chief Executive Officer, Joseph D. Reid, is also Chairman, President and Chief Executive Officer of Capitol. Mr. Reid is also a significant shareholder of Sun and Capitol. Lee W.

Hendrickson is Executive Vice President and Chief Financial Officer of Sun and Capitol. Cristin Reid English is Vice President and General Counsel of Sun and Capitol, and director of two subsidiary banks of Capitol.

     Michael L. Kasten, Sun's Vice Chairman, is also a director of Capitol and is Chairman and a director of Portage Commerce Bank. Michael J. Devine, a director of Sun, is also a director of Oakland Commerce Bank, a subsidiary of Capitol. Messrs. Kasten and Devine both serve as directors of each of Sun's current subsidiaries, Sun and Nevada Community Bancorp Limited.

     Sun and its banks operate separately from Capitol. Although Sun's and Capitol's data processing systems are substantially similar, they are physically separate in different states and are not interdependent.

     Some of Sun's employee benefit plans are either patterned after Capitol's or are a part of a multiemployer plan with Capitol. Sun and Capitol jointly purchase some insurance, including property, casualty, directors' and officers' insurance.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table lists the executive officers and directors of Capitol:



                                                                                              DIRECTOR AND/OR
                                                                                             EXECUTIVE OFFICER
                NAME                     AGE                    POSITION                           SINCE
                ----                     ---                    --------                     -----------------
Joseph D. Reid.......................    56     Chairman, President, Chief Executive                      1988
                                                Officer and Director
Robert C. Carr.......................    59     Treasurer, Executive Vice President and                   1988
                                                Director
David O'Leary........................    68     Secretary and Director                                    1988
Paul R. Ballard......................    49     Executive Vice President and Director                     1990
Bruce A. Thomas......................    42     Executive Vice President and Chief                        1998
                                                Operating Officer
David K. Powers......................    53     Executive Vice President and Chief Credit                 1990
                                                Officer
Lee W. Hendrickson...................    43     Executive Vice President and Chief                        1991
                                                Financial Officer
Cristin Reid English.................    30     Vice President and General Counsel                        1997
Louis G. Allen.......................    69     Director                                                  1989
David L. Becker......................    63     Director                                                  1990
Douglas E. Crist.....................    58     Director                                                  1988
James C. Epolito.....................    44     Director                                                  1999
Gary A. Falkenberg...................    60     Director                                                  1988
Joel I. Ferguson.....................    60     Director                                                  1988
Kathleen A. Gaskin...................    57     Director                                                  1988
H. Nicholas Genova...................    59     Director                                                  1992
Michael L. Kasten....................    54     Director                                                  1990
L. Douglas Johns.....................    55     Director                                                  1988
Leonard Maas.........................    77     Director                                                  1995
Lyle W. Miller.......................    55     Director                                                  1988



     JOSEPH D. REID, CHAIRMAN, CHIEF EXECUTIVE OFFICER, DIRECTOR, is the founder of Capitol and Sun and most of their banks. He serves as Chairman, President and Chief Executive Officer of Capitol. Mr. Reid also holds the office of Chairman of the Board of Directors and Chief Executive Officer of Sun, and Chairman of the Board and Chief Executive Officer of each of its banks. Mr. Reid has been in the bank development business since 1982 and has an extensive background in the formation, organization and operation of community based banks. To date, Mr. Reid has organized 18 operating banks in the states of Michigan and Arizona. Mr. Reid is developing three additional bank holding companies to be located in Nevada, California, and Indiana.


     ROBERT C. CARR, TREASURER, EXECUTIVE VICE PRESIDENT AND DIRECTOR, is President and a director of Indiana Community Bancorp Limited and will serve as Chairman and CEO of its future bank subsidiaries in Indiana. He served as President and CEO of Capitol National Bank from inception through 1998. Mr. Carr is a member of the board of directors of Capitol, Capitol National Bank, Ann Arbor Commerce Bank, Brighton Commerce Bank, Macomb Community Bank and Detroit Commerce Bank. He also serves as Chairman of Capitol National Bank, which he co-founded with Mr. Reid in 1982.

     DAVID O'LEARY, SECRETARY AND DIRECTOR, is Chairman of O'Leary Paint Company, a Lansing, Michigan-based producer and retailer of paint and ancillary products. He has been a director of Capitol since 1988 and, prior to that, was a founding director of Capitol National Bank.

     PAUL R. BALLARD, EXECUTIVE VICE PRESIDENT AND DIRECTOR, is President and CEO of Portage Commerce Bank. He co-founded Portage Commerce Bank with Mr. Reid in 1988. He also serves as a member of the board of directors of Portage Commerce Bank, Grand Haven Bank, Muskegon Commerce Bank, Kent Commerce Bank, Paragon Bank & Trust and also serves as Chief Operating Officer of Indiana Community Bancorp Limited.


     BRUCE A. THOMAS, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER, joined Capitol in early 1998 to oversee Capitol's risk management function, including asset/liability management, insurance, loan review, internal audit and related functions. In addition to those responsibilities, he became Chief Operating Officer in early 1999 and has responsibility for the day-to-day operation functions of Capitol. Previously, Mr. Thomas held senior management positions with the Office of the Comptroller of the Currency, eastern region.



     DAVID K. POWERS, EXECUTIVE VICE PRESIDENT AND CHIEF CREDIT OFFICER, has more than 20 years of commercial credit experience. He has been Chief Credit Officer since 1990.



     LEE W. HENDRICKSON, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, has served as Chief Financial Officer for Capitol since 1991 and has served as Executive Vice President and Chief Financial Officer of Sun since its inception. Upon commencement of operations, he will also serve as Executive Vice President and Chief Financial Officer of Nevada Community Bancorp Limited and Indiana Community Bancorp Limited. Prior to joining Capitol, he was engaged in the practice of public accounting with a major international public accounting firm, with emphasis on community banking.



     CRISTIN REID ENGLISH, VICE PRESIDENT AND GENERAL COUNSEL, has served as Vice President of Corporate Development and General Counsel of Capitol and Sun since September of 1997. Upon commencement of operations, she will also serve as Vice President and General Counsel of Nevada Community Bancorp Limited and Indiana Community Bancorp Limited. Prior to these positions, she served as Vice President of Access BIDCO, Incorporated (a specialized commercial finance company) from 1995 to 1998, and from 1993 to 1995 she was engaged in the private practice of law in Lansing, Michigan. She currently serves as a director of Ann Arbor Commerce Bank and Portage Commerce Bank and is a director of Nevada Community Bancorp Limited. Ms. English is the daughter of Joseph D. Reid.


     LOUIS G. ALLEN, DIRECTOR, is a retired bank executive.

     DAVID L. BECKER, DIRECTOR, is President of Becker Insurance Agency, P.C., a full-service insurance agency located in Portage, Michigan. Mr. Becker is also a director of Portage Commerce Bank.

     DOUGLAS E. CRIST, DIRECTOR, is President of Developers of S.W. Florida, Inc. He has been a director of Capitol since 1988 and, prior to that, was a founding director of Capitol National Bank.

     JAMES C. EPOLITO, DIRECTOR, is President and CEO of the Accident Fund Company, which provides workers' compensation insurance coverage to Michigan employers.

     GARY A. FALKENBERG, DIRECTOR, is a doctor of osteopathic medicine. He has been a director of Capitol since 1988 and, prior to that, was a founding director of Capitol National Bank.

     JOEL I. FERGUSON, DIRECTOR, is Chairman of Ferguson Development, LLC. Additionally, he is General Partner, F&S Development Co. (a real estate development firm). He also serves as a member of the board of trustees of Michigan State University. He has been a director of Capitol since 1988 and, prior to that, was a founding director of Capitol National Bank.

     KATHLEEN A. GASKIN, DIRECTOR, is Associate Broker/State Appraiser, Tomie Raines, Inc. Realtors. She has been a director of Capitol since 1988 and, prior to that, was a founding director of Capitol National Bank.

     H. NICHOLAS GENOVA, DIRECTOR, is Chairman and CEO of Washtenaw News Company, Inc. and President of H.N. Genova Development Company. Additionally, he serves as a member of the board of directors of Ann Arbor Commerce Bank.

     L. DOUGLAS JOHNS, DIRECTOR, is President of Mid-Michigan Investment Company. He has been a director of Capitol since 1988 and, prior to that, was a founding director of Capitol National Bank.

     MICHAEL L. KASTEN, DIRECTOR, is Managing Partner of Kasten Investment, LLC. Additionally, he is Vice President, Kasten Insulation Services, Inc. He serves as Chairman and Director of Portage Commerce Bank. Additionally, he is Director and Vice Chairman of Sun Community Bancorp and is a Director of each of its bank subsidiaries. Additionally, he serves on the board of directors of Nevada Community Bancorp Limited.

     LEONARD MAAS, DIRECTOR, is President of Gillisse Construction Company, an underground utility construction firm, and is a partner of CP Limited Partnership. He also serves as a director of Paragon Bank & Trust.

     LYLE W. MILLER, DIRECTOR, is President of SERVCO, Inc., a provider of credit card and computer enhancement services. Additionally, he is President of Northern Connections, LLC (a property leasing company); President, Northern Leasing and Sales (property leasing entity); President, Lansing Ice & Gymnastics Center; President, McMiller Holding Company (land holding company); President, Cove Leasing & Rental (boat rental company); and President, Ironton Cove Landing, Inc. (a restaurant). He has been a director of Capitol since 1988 and, prior to that, was a founding director of Capitol National Bank.


STOCK OWNERSHIP


     The following table presents information regarding the beneficial ownership as of July 15, 1999 of Capitol's common stock:

     - Each beneficial owner of more than 5% of Capitol's outstanding common shares,

     - Each director or executive officer of Capitol owning 1% or more of Capitol's outstanding common shares, and

     - All of Capitol's directors and executive officers as a group.

     Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares beneficially owned and the address of each of the listed shareholders is 200 Washington Square North, One Business and Trade Center, Lansing, MI 48933.

                                                    SHARES BENEFICIALLY OWNED      SHARES BENEFICIALLY OWNED
                                                      PRIOR TO THE OFFERING          AFTER THE OFFERING(1)
                                                    -------------------------      -------------------------
       NAME AND TITLE OF BENEFICIAL OWNER            NUMBER        PERCENTAGE       NUMBER        PERCENTAGE
       ----------------------------------            ------        ----------       ------        ----------
Joseph D. Reid, Chairman and CEO................    1,036,607(2)     15.18%        1,225,495(6)     14.06%
Paul R. Ballard, Executive Vice President.......       86,072(3)      1.35%           86,072(3)      1.07%
Robert C. Carr, Treasurer and Executive Vice
  President.....................................       68,336(4)      1.07%           68,336(4)      0.85%
L. Douglas Johns, Director......................       96,160         1.52%           96,160         1.20%
Michael L. Kasten, Director.....................       78,741         1.24%           78,741         0.98%
Leonard Maas, Director..........................       94,807         1.49%           94,807         1.18%
All directors and executive officers as a group
  (33 persons)..................................    1,909,633(5)     27.66%        2,209,633(7)     24.82%

-------------------------
(1) Assuming no purchase of common stock in this offering.

(2) Includes 485,119 stock options, each to purchase one share of common stock.

(3) Includes 21,600 stock options, each to purchase one share of common stock.

(4) Includes 39,600 stock options, each to purchase one share of common stock.

(5) Includes 559,519 stock options, each to purchase one share of common stock.

(6) Includes 674,007 stock options, each to purchase one share of common stock.

(7) Includes 859,519 stock options, each to purchase one share of common stock.

STOCK OPTION PROGRAM


     Under the terms of Capitol's employment agreement with Joseph D. Reid, additional stock options will be granted to Mr. Reid when Capitol issues additional shares of common stock so that total options granted to Mr. Reid equal 15% of shares issued. In May 1999, Capitol's board of directors approved a proposal submitted by its compensation committee to negotiate a reduction in the percentage of future stock options to be granted to 10% with the remaining 5% to be granted as a pool of stock options to directors and executive officers of Capitol to be allocated to individuals by Capitol's board of directors. All stock options granted have an exercise price equal to fair market value at the time of grant and a seven-year exercise period. Upon completion of this offering, an additional 300,000 stock options will be granted, including 188,888 stock options to be granted to Mr. Reid, based on the proposed modification to the percentage to be granted to Mr. Reid discussed above, in accordance with his employment agreement (assuming the underwriters exercise their option to purchase 255,000 additional shares of common stock).

                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under federal and state law. References under this heading to applicable statutes or regulations are brief summaries of portions of the regulations that do not purport to be complete and that are qualified in their entirety by reference to those statutes and regulations. Any change in applicable laws or regulations may have a material adverse effect on Capitol's business. Furthermore, formation of additional banks may subject Capitol and its subsidiaries to additional supervision and regulation under various state laws.

BANK HOLDING COMPANY REGULATION

     FEDERAL RESERVE BOARD. Capitol is regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act (the "BHC Act"). As a result, Capitol is required to file periodic reports, and other additional information as the Federal Reserve Board may require, pursuant to the BHC Act. Capitol is examined by the Federal Reserve Board, which may also examine its banking and non-banking affiliates. Because Sun and other second tier bank holding companies of Capitol are bank holding companies, ("BHC subsidiaries") they are similarly regulated and examined by the Federal Reserve Board.

     ACQUISITIONS AND ACTIVITIES. Under the BHC Act, Capitol and its BHC subsidiaries must obtain prior Federal Reserve Board approval for the acquisition of more than 5% of the voting shares, or substantially all the assets, of any bank or bank holding company. They must also obtain approval for any merger or consolidation with another bank holding company. With certain exceptions, the BHC Act prohibits Capitol and its BHC subsidiaries from acquiring the voting shares or assets of any company that is not a bank or bank holding company. It also prevents Capitol and its BHC subsidiaries from engaging in any activity other than banking, managing or controlling banks, or performing services for its authorized affiliates.

     Capitol and its BHC subsidiaries may, however, acquire an interest in a company or engage in an activity if the Federal Reserve Board determines that it is so closely related to banking or managing or controlling banks that it should be permitted. Even if a specific activity has previously been approved, the Federal Reserve Board may still order Capitol and its BHC subsidiaries to terminate the activity, or to terminate its ownership or control of any subsidiary, if it constitutes a serious risk to the financial safety, soundness or stability of any banking subsidiaries.

     ACQUISITIONS OF CONTROL OVER A BANK HOLDING COMPANY. Under the Change in Bank Control Act, any person is required to give notice to the Federal Reserve Board upon acquiring 10% of the common stock of Capitol. In addition, any corporation, partnership, trust or organized group that acquires 25% of more of Capitol's common stock may have to obtain the Federal Reserve Board's approval to become a bank holding company and as a result will become subject to its regulations.

     CAPITAL ADEQUACY REQUIREMENTS. Under Federal Reserve Board policy, Capitol is expected to act as a source of financial strength and commit resources to support its banking affiliates. It is the Federal Reserve Board's position that Capitol must provide support even when it would otherwise not consider itself able to do so.

     The Federal Reserve Board has adopted risk-based capital requirements for assessing the capital adequacy of bank holding companies. These standards define regulatory capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. The Federal Reserve Board's risk-based guidelines apply on a consolidated basis for bank holding companies with consolidated assets of $150 million or more and on a "bank-only" basis for bank holding companies with consolidated assets of less than $150 million. Under the Federal Reserve Board's risk-based guidelines, capital is classified into two categories:

     - Tier 1 or "core" capital, which consists of the following:

      - common shareholders' equity,

      - a portion of the preferred securities,

      - minority interests in the common equity accounts of consolidated affiliates, and

      - certain other capital instruments.

      Tier 1 capital is reduced by goodwill, certain other intangible assets and certain investments in other corporations.

     - Tier 2 capital, which consists of the following:

      - allowance for loan and lease losses,

      - the remainder of the preferred securities,

      - "hybrid capital instruments,"

      - perpetual debt and mandatory convertible debt securities,

      - term subordinated debt,

      - intermediate term preferred stock, and

      - certain other capital instruments excluded from Tier 1 capital.

     Under the Federal Reserve Board's capital guidelines, bank holding companies are required to maintain a minimum ratio of qualifying capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 capital.

     The Federal Reserve Board also requires a minimum leverage ratio of Tier 1 capital to total assets of 3.0%, except that bank holding companies not rated in the highest category under the regulatory rating system are required to maintain a leverage ratio of 1.0% to 2.0% above the minimum. The 3.0% Tier 1 capital to total assets ratio constitutes the minimum leverage standard for the strongest bank holding companies under the rating system, and is used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. In addition, the Federal Reserve Board continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities.

     In its capital adequacy guidelines, the Federal Reserve Board emphasizes that these standards are supervisory minimums and that banking organizations generally are expected to operate well above the minimum ratios. These guidelines also provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum levels.

     Capitol's banking affiliates are subject to these requirements. They are also subject to requirements of the FDIC, state banking regulatory agencies and other agencies, whether as a condition of charter approval or other circumstances.

BANK REGULATION

     The deposits of Capitol's affiliate banks are insured under the provisions of the Federal Deposit Insurance Act. As a result, the state chartered affiliate banks are regulated by the FDIC which supervises compliance with federal law and regulations. These laws and regulations place restrictions on loans between FDIC-insured banks and their directors, executive officers and other controlling persons. The OCC supervises Capitol National Bank's compliance with federal laws and regulations.

     Capitol is also affected by the credit policies of other monetary authorities, including the Federal Reserve Board, which regulate the national supply of bank credit. These policies influence the overall growth of bank loans, investments, and deposits and may also affect interest rates charged on loans and paid on deposits. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

     Capitol's state chartered banks are subject to regulation by the banking regulators of the state in which the bank is chartered. The state banking regulators supervise compliance with the state banking laws and regulations from time to time and also review compliance with applicable federal banking laws and regulations. State banking regulators often cooperate with and coordinate their activities with federal regulators, but their primary emphasis is on compliance with state banking laws and regulations.

FINANCIAL INSTITUTION REGULATION GENERALLY

     TRANSACTIONS WITH AFFILIATES. State and federal regulatory agencies impose various restrictions on transactions between a bank and its holding company or other affiliates. These transactions include loans and other extensions of credit, purchases of securities and other assets, and payments of fees or other distributions. In general, these restrictions may limit or prohibit the amount of transactions between Capitol and its affiliates. The restrictions also require that transactions with affiliates be on terms comparable to those with unaffiliated entities.

     LOANS TO DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS. Loans between Capitol and its affiliates and any of their respective bank directors, executive officers or principal shareholders must be made on substantially the same terms as a comparable transaction with a person who is not in the same position. This restriction does not apply if the loan is made pursuant to a compensation or benefit plan that is widely available to all of Capitol's employees and does not favor insiders.

     Under Federal law, outstanding loans to Capitol's and its affiliates' executive officers, directors, principal shareholders and affiliates generally may not exceed 15% of its unimpaired capital and surplus for loans that are not fully secured and 10% of unimpaired capital and surplus for loans that are fully secured by readily marketable collateral. A majority of Capitol's disinterested directors must approve any loans to insiders in excess of the greater of $25,000 or 5% of capital and unimpaired surplus. State laws may additionally limit the aggregate value of loans made to any one director, officer, or employee.

     DIVIDEND LIMITATIONS. As a bank holding company, Capitol is primarily dependent upon dividend distributions from its bank affiliates. A major source of Capitol's revenue comes from dividends received or expected to be received from its bank affiliates. As a result, Capitol's ability to pay dividends is dependent on the amount of dividends paid by its bank affiliates. Capitol's bank affiliates are prohibited from paying dividends until start up losses are recovered and a cumulative profit is made. No assurance can be given that Capitol's bank affiliates will, in any circumstances, pay dividends.

     Federal and state statutes and regulations impose restrictions on Capitol's ability to pay dividends:

     - Federal Reserve Board policy provides that a bank holding company should not pay dividends unless:

      - the bank holding company's net income over the prior year is sufficient to fully fund the dividends, and

      - the prospective rate of earnings retention appears consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its affiliates.

     In addition, Capitol's ability to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvements Act of 1991 ("FDICIA"). Capitol's right and the right of its shareholders and creditors to participate in any distribution of the assets or earnings of Capitol's affiliates exists only after satisfaction of the prior claims of creditors of the affiliate.

     In addition to the restrictions on dividends imposed by the Federal Reserve Board, Michigan law provides that dividends may be declared or paid if, after the distribution, Capitol can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities. Arizona law provides that dividends may be declared by Sun as permitted by the general laws governing Arizona corporations, except that approval of the regulatory authority is required prior to the declaration of any dividend by Sun which is payable out of its capital surplus.

     YEAR 2000 COMPLIANCE. The federal banking agencies, through the Federal Financial Institutions Examination Council, expect the senior management and board of directors of banks and their holding companies to be actively involved in overseeing the Year 2000 issue. The agencies expect active involvement in the readiness and monitoring of business risks posed not only by vendors of computer systems but business partners, counter parties, and major loan customers. The Office of the Controller of the Currency ("OCC") issued an advisory letter in May 1997 providing comprehensive Year 2000 guidance and establishing a schedule for banks to achieve Year 2000 compliance. Senior management is expected to report at least quarterly to the board of directors on Year 2000 compliance progress and to notify the board immediately if critical benchmarks are missed.

     The agencies have indicated that Year 2000 readiness progress will be required as a condition to regulatory approval of expansion proposals. Enforcement actions may also be brought against banking organizations that have inadequate Year 2000 readiness programs.

STANDARDS FOR SAFETY AND SOUNDNESS

     The FDICIA requires the Federal Reserve Board, together with the other federal bank regulatory agencies, to prescribe standards of safety and soundness relating generally to operations and management, asset growth, asset quality, earnings, stock valuation, and compensation. The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to the FDICIA. The guidelines establish general standards relating to:

     - internal controls and information systems,

     - internal audit systems,

     - loan documentation,

     - credit underwriting,

     - interest rate exposure,

     - asset growth,

     - compensation, and

     - fees and benefits.

     In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice. Compensation is deemed excessive when the amount paid is unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

     The Federal Reserve Board, FDIC and the OCC have adopted regulations that authorize the agencies to order non-complying institutions to submit a compliance plan. If the institution fails to submit or implement an acceptable compliance plan, the applicable agency must issue an order directing action to correct the deficiency. The agency may also issue an order directing other actions of the types to which an undercapitalized association is subject under the "prompt corrective action" provisions of the FDICIA. If an institution fails to comply with an order the agency may seek to enforce it through judicial proceedings and impose civil money penalties. The agencies may also propose guidelines for asset quality and earnings standards.

     A range of other provisions of the FDICIA include:

     - requirements applicable to closure of branches;

     - additional disclosures to depositors with respect to terms and interest rates applicable to deposit accounts;

     - uniform regulations for extensions of credit secured by real estate;

     - restrictions on activities of, and investments by, state-chartered banks;

     - modification of accounting standards to conform to generally accepted accounting principles including (1) the reporting of off-balance sheet items and (2) supplemental disclosure of the estimated fair market value of assets and liabilities in financial statements filed with the banking regulators;

     - increased penalties in making or failing to file assessment reports with the FDIC;

     - greater restrictions on extensions of credit to directors, officers and principal shareholders; and

     - increased reporting requirements on agricultural loans and loans to small businesses.

     The Federal Reserve Board, OCC, FDIC and other federal banking agencies' risk-based capital standards provide for consideration of interest rate risk when assessing the capital adequacy of a bank. The agencies must explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor in evaluating its capital adequacy. The agencies have also adopted a joint agency policy statement providing guidance to banks for managing interest rate risk. The policy statement emphasizes the importance of adequate oversight by management and a sound risk management process. The assessment of interest rate risk management made by the banks' examiners will be incorporated into the banks' overall risk management rating and used to determine the effectiveness of management.

     PROMPT CORRECTIVE ACTION. The FDICIA requires the federal banking regulators, including the Federal Reserve Board, the OCC and the FDIC, to take prompt corrective action with respect to depository institutions that fall below certain capital standards. It also prohibits any depository institution from making any capital distribution that would cause it to be undercapitalized.

     Institutions that are not adequately capitalized may be subject to a variety of supervisory actions including the following:

     - restrictions on growth;

     - restrictions on investment activities;

     - restrictions on capital distributions;

     - restrictions on affiliate transactions; and

     - required to submit a capital restoration plan guaranteed in part by any company having control of the institution.

     In other respects, the FDICIA provides for enhanced supervisory authority, including greater authority for the appointment of a conservator or receiver for under-capitalized institutions. The capital-based prompt corrective action provisions of the FDICIA and their implementing regulations apply to FDIC-insured depository institutions. Federal banking agencies, however, have indicated that they may take appropriate action at the holding company level based on their assessment of the effectiveness of supervisory actions imposed upon affiliate insured depository institutions pursuant to the prompt corrective action provisions of the FDICIA.

     INSURANCE OF DEPOSIT ACCOUNTS. The banks' deposits are insured by the FDIC to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases. FDIC insurance premiums are assessed on a risk-based system, meaning that the amount of a depositary institution's premium depends on its risk classification. The FDIC has authority to raise or lower assessment rates on insured deposits in order to achieve certain designated reserve ratios in the insurance funds. The FDIC may also impose special additional assessments. Each depository institution is assigned to one of three capital groups: "well capitalized," "adequately capitalized" or "undercapitalized". Within each capital group, institutions are assigned to one of three subgroups. The institution is assigned to a subgroup on the basis of supervisory evaluations by the institution's primary supervisory authority and other information the FDIC determines to be relevant to its financial condition and the risk posed to the deposit insurance fund.

An institution's assessment rate depends on the capital category and supervisory category to which it is assigned.

     The FDIC's current assessment rate schedule for the Bank Insurance Fund ("BIF") provides an assessment rate of zero for well-capitalized institutions with the highest supervisory ratings and the schedule calls for an assessment rate of 0.27% of insured deposits for institutions in the lowest risk assessment classification.

     ENFORCEMENT ACTIONS. Federal and state statutes and regulations provide financial institution regulatory agencies with great flexibility to undertake enforcement action against an institution that fails to comply with regulatory requirements, particularly capital requirements.

     Possible enforcement actions include the following:

     - the imposition of a capital restoration plan and capital directive,

     - receivership,

     - conservatorship, or

     - the termination of deposit insurance.

     INTERSTATE BANKING AND BRANCHING LEGISLATION. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, adequately capitalized and adequately managed bank holding companies are allowed to acquire banks across state lines after complying with various regulations. It also permits banks to merge with one another across state lines resulting in a main bank with branches in separate states. After establishing branches in a state through an interstate merger transaction, a bank could then establish and acquire additional branches at any location in the state where the bank involved in the interstate merger could have established or acquired branches under applicable federal and state law.

     COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act is intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the bank. The CRA regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications regarding establishing branches, merger or other bank or branch acquisitions. By law, federal banking agencies make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in any transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

     CONSUMER LAWS AND REGULATIONS. In addition to the laws and regulations discussed in this prospectus, Capitol's subsidiary banks are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include, among others, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act and the Fair Housing Act. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with consumers when taking deposits or making loans to such customers. Capitol's banks must comply with the applicable provisions of these consumer protection laws and regulations as part of their conduct of banking.

MONETARY POLICY AND ECONOMIC CONDITIONS

     The earnings of banks and bank holding companies are affected by general economic conditions and by the fiscal and monetary policies of federal regulatory agencies, including the Federal Reserve Board. Through open market transactions, variations in the discount rate and the establishment of reserve requirements, the Federal Reserve Board exerts considerable influence over the cost and availability of funds obtainable for lending or investing.

     The above monetary and fiscal policies and resulting changes in interest rates have affected the operating results of all commercial banks in the past and are expected to do so in the future. It is impossible to predict the nature or the extent of any effects which fiscal or monetary policies may have on Capitol's business and earnings.

                          DESCRIPTION OF CAPITAL STOCK

     Capitol's Articles of Incorporation, as amended to date, authorize the issuance of up to 25,000,000 shares of common stock, without par value. Capitol's articles of incorporation do not authorize the issuance of any other class of stock. As of June 30, 1999, 6,344,886 shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol's common stock.

     Michigan law allows Capitol's board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

     Capitol's board of directors has authorized the issuance of the shares of common stock offered by this prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol's articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act ("MBCA").

RIGHTS OF COMMON STOCK

     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol's board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

SHARES AVAILABLE FOR ISSUANCE

     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except for the shares of common stock reserved for issuance under Capitol's stock option program.

     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to or vote by Capitol's shareholders. As noted, Capitol's shareholders will have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although Capitol does not currently contemplate taking that action, shares of Company common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

CAPITOL PREFERRED SECURITIES

     Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which are traded on the NASDAQ National Stock Market under the symbol "CBCLP"). Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol's right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol's common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol's obligation under the debentures, the preferred securities and the guarantee is $25.3 million and the interest rate is 8.5% per annum, payable quarterly.

ANTI-TAKEOVER PROVISIONS

     In addition to the utilization of authorized but unissued shares as described above, the MBCA contain other provisions which could be utilized by Company to impede certain efforts to acquire control of Capitol. Those provisions include the following:

     CONTROL SHARE ACT. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations.

     The act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3% or 50%. Under that act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     The act applies only to an "issuing public corporation." Capitol falls within the statutory definition of an "issuing public corporation." The act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Capitol has not "opted out" of the provisions of the act.

     FAIR PRICE ACT. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     At this time, Capitol's management beneficially owns (including immediately exercisable stock options) control of approximately 27.66% of the outstanding common stock. It is now unknown what percentage will be owned by management upon completion of the offering. If management's shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

                                  UNDERWRITING


     Subject to the terms and conditions of the Purchase Agreement among Capitol and the Representatives, on behalf of the Underwriters, the Underwriters named below have severally agreed to purchase from Capitol and the selling shareholder, the following respective numbers of shares of common stock at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus.



                            NAME                                NUMBER OF SHARES
                            ----                                ----------------
Keefe, Bruyette & Woods, Inc. ..............................
Raymond James & Associates, Inc. ...........................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                   ---------
     Total..................................................       1,700,000
                                                                   =========


     The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all such shares of the common stock if any of such shares are purchased. The Underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     Capitol has been advised by the Representatives of the Underwriters that the Underwriters propose to offer such shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $     per share to certain other dealers. After the offering,
the offering price and other selling terms may be changed by the Representatives and the Underwriters.


     Pursuant to the Purchase Agreement, Capitol has granted to the Underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 255,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table, and Capitol will be obligated, pursuant to the option, to sell such shares to the Underwriters.



     Capitol, each of its directors and executive officers and certain other shareholders of the Company have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the Representatives of the Underwriters, except that Capitol may issue shares of common stock upon the exercise of currently outstanding options.


     The Representatives of the Underwriters have advised Capitol that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Capitol has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     If the Underwriters create a short position in the common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus, the Underwriters may reduce the short position by purchasing shares of common stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither Capitol nor the Representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Capitol nor the Representatives make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters and dealers may engage in passive market making transactions in the shares of common stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     The legality of the shares of common stock offered hereby will be passed upon for Capitol by Strobl Cunningham Caretti & Sharp, P.C., Bloomfield Hills, Michigan. Certain legal matters will be passed upon for the Underwriters by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan.

                                    EXPERTS

     The consolidated financial statements of Capitol incorporated in this prospectus by reference to Capitol's annual report on Form 10-K for the fiscal year ended December 31, 1998, have been audited by BDO Seidman, LLP, independent auditors, as stated in their report, which is incorporated here by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated by reference into this prospectus:

     - Capitol's annual report on Form 10-K for the fiscal year ended December 31, 1998,

     - Capitol's report on Form 10-Q for the quarterly period ended March 31, 1999, and

     - Capitol's report on Form 10-Q for the quarterly period and six months ended June 30, 1999.

     In addition, all subsequent documents filed with the SEC by Capitol pursuant Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this prospectus.

     This prospectus incorporates documents by reference which are not presented here or delivered with this document. These documents (excluding exhibits unless specifically incorporated in these documents) are available without charge upon written or oral request to Capitol Bancorp Ltd., 200 Washington Square North, 4th Floor, Lansing, Michigan 48933, attention: General Counsel, telephone number
(517) 487-6555.

                      WHERE YOU CAN FIND MORE INFORMATION

     Capitol and Sun are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act, file reports, proxy statements, information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 14th Floor, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. This material also may be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov.

     Capitol's common stock trades on the Nasdaq National Market under the symbol "CBCL." In addition to Capitol's common stock, trust-preferred securities of Capitol Trust I are also traded on the Nasdaq National Market under the symbol "CBCLP." Documents filed by Capitol with the SEC also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Capitol has filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 in connection with the offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The registration statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this prospectus as to the contents of any contract or other document referred to in this document include all material terms of such contract or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.



                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Cautionary Statement Regarding
  Forward-Looking Information.........      3
Prospectus Summary....................      4
Selected Consolidated Financial
  Data................................      8
Risk Factors..........................     10
Recent Developments...................     15
Use of Proceeds.......................     16
Capitalization........................     17
Dividends and Market For Common
  Stock...............................     18
Business..............................     19
Management............................     27
Supervision and Regulation............     31
Description of Capital Stock..........     38
Underwriting..........................     41
Legal Matters.........................     43
Experts...............................     43
Incorporation of Certain Documents By
  Reference...........................     43
Where You Can Find More Information...     44



                            CAPITOL BANCORP LTD LOGO

                                1,700,000 SHARES


                               $        PER SHARE
                              CAPITOL BANCORP LTD.

                                  COMMON STOCK


                                   PROSPECTUS

                         KEEFE, BRUYETTE & WOODS, INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                           U.S. BANCORP PIPER JAFFRAY

                               SEPTEMBER   , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses in connection with the issuance and distribution of the securities being registered are estimated as follows, all of which are to be paid by the
Company:


SEC Registration Fee........................................    $ 10,071
NASD Filing Fee.............................................       4,123
Nasdaq Additional Listing Fee...............................      17,500
Printing and Mailing Expenses...............................      50,000
Accounting Fees.............................................      35,000
Transfer and Registrar's Fees...............................       5,000
Legal Fees and Expenses.....................................      25,000
Blue Sky Fees and Expenses..................................       5,000
Miscellaneous...............................................      98,306
                                                                --------
     Total..................................................    $250,000
                                                                ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Sections 561-571 of the Michigan Business Corporation Act, as amended (the "MBCA"), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant broad powers to indemnify any such person against expenses and reasonable settlement payments in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant unless and only to the extent the court in which such action was brought determines upon application that, despite such adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

     The Registrant's Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

ITEM 16. EXHIBITS.

     Reference is made to the Exhibit Index which appears at page II-5 of the Registration Statement.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (a) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (e) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lansing, Michigan on September 2, 1999.


                                          CAPITOL BANCORP LTD.

                                          By: /s/ JOSEPH D. REID
                                            ------------------------------------
                                              Joseph D. Reid
                                              Chairman of the Board
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated on September 2, 1999:



                  SIGNATURE                                          TITLE
                  ---------                                          -----
/s/ JOSEPH D. REID                               Chairman of the Board, President and Chief
---------------------------------------------    Executive Officer, Director (Principal
Joseph D. Reid                                   Executive Officer)
/s/ LEE W. HENDRICKSON                           Chief Financial Officer (Principal Financial
---------------------------------------------    and Accounting Officer)
Lee W. Hendrickson
/s/ ROBERT C. CARR*                              Treasurer, Director
---------------------------------------------
Robert C. Carr
/s/ DAVID O'LEARY*                               Secretary, Director
---------------------------------------------
David O'Leary
/s/ LOUIS G. ALLEN*                              Director
---------------------------------------------
Louis G. Allen
/s/ PAUL R. BALLARD*                             Director
---------------------------------------------
Paul R. Ballard
/s/ DAVID L. BECKER*                             Director
---------------------------------------------
David L. Becker
/s/ DOUGLAS E. CRIST*                            Director
---------------------------------------------
Douglas E. Crist
/s/ JAMES C. EPOLITO*                            Director
---------------------------------------------
James C. Epolito
/s/ GARY A. FALKENBERG*                          Director
---------------------------------------------
Gary A. Falkenberg
/s/ JOEL I. FERGUSON*                            Director
---------------------------------------------
Joel I. Ferguson
/s/ KATHLEEN A. GASKIN*                          Director
---------------------------------------------
Kathleen A. Gaskin

                  SIGNATURE                                          TITLE
                  ---------                                          -----
/s/ H. NICHOLAS GENOVA*                          Director
---------------------------------------------
H. Nicholas Genova
/s/ L. DOUGLAS JOHNS*                            Director
---------------------------------------------
L. Douglas Johns
/s/ MICHAEL L. KASTEN*                           Director
---------------------------------------------
Michael L. Kasten
/s/ LEONARD MAAS*                                Director
---------------------------------------------
Leonard Maas
/s/ LYLE W. MILLER*                              Director
---------------------------------------------
Lyle W. Miller

*By: /s/ JOSEPH D. REID
     ---------------------------------------
     Joseph D. Reid
     Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                               SEQUENTIALLY
                                                                                                 NUMBERED
                                   EXHIBIT NUMBER AND DESCRIPTION                                  PAGE
                                   ------------------------------                              ------------
1         --          Underwriting Agreement.                                                      ***
3(i)      --          Amendment to Articles of Incorporation dated June 30,                         **
                      1999.
5         --          Opinion re legality of shares to be issued.                                   **
10.1      --          Employment Agreement by and between Sun Community Bancorp                      *
                      Limited and Joseph D. Reid. (Exhibit 10.1 of Sun
                      Community Bancorp Limited).
10.2      --          Employment Agreement by and between Sun Community Bancorp                      *
                      Limited and John S. Lewis. (Exhibit 10.7 of Sun Community
                      Bancorp Limited).
10.3      --          Anti-dilution Agreement by and between Sun Community                           *
                      Bancorp Limited and Capitol Bancorp Ltd. (Exhibit 10.10
                      of Sun Community Bancorp Limited)
21        --          Subsidiaries of Capitol Bancorp Ltd.                                          **
23.1      --          Consent of BDO Seidman, LLP, independent public                              ***
                      accountants.
23.2      --          Consent of Strobl Cunningham Caretti & Sharp, P.C.                            **
                      (included in their opinion filed as Exhibit 5).
24        --          Powers of Attorney (set forth on signature page included                      **
                      in Registration Statement).


-------------------------
* Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 of Sun Community Bancorp Limited (Registration No. 333-76719) dated June 15, 1999.


**  Previously filed.



*** Filed herewith